Exhibit 99.1

NOTICE

This document relating to other information on IAMGOLD Corporation was filed with the Autorité des marchés financiers (France) (the "AMF") (the French financial services regulator) on October 2, 2008, in accordance with the provisions of article 231-28 of the AMF general regulations (règlement général) and article 5 of AMF instruction n°2006-07 in connection with IAMGOLD Corporation's previously announced offer for EURO Ressources S.A. This document is hereby furnished to the SEC for information purposes only. The document contains information regarding the legal, financial and other characteristics of IAMGOLD Corporation which is, in all material respects, already in the public domain.

This document is a free translation for information purposes only – Original in French

PUBLIC TENDER OFFER

FOR THE COMMON SHARES OF

LAUNCHED BY

PRESENTED BY

INFORMATION RELATING TO LEGAL, FINANCIAL, ACCOUNTING AND OTHER CHARACTERISTICS OF IAMGOLD CORPORATION

This document relating to other information on IAMGOLD Corporation ("IAMGOLD" or the "Company") was filed with the Autorité des marchés financiers (the "AMF") (the French financial services regulator) on October 2, 2008, in accordance with the provisions of article 231-28 of the AMF general regulations (règlement général) and article 5 of AMF instruction n°2006-07. This document has been prepared under the responsibility of IAMGOLD.

Copies of this document are available on the AMF's website (www.amf-france.org) and on the IAMGOLD's website (www.iamgold.com) and are also available to the public free of charge from:

-	IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
-      Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18

TABLE OF CONTENTS

1.	PRESENTATION OF IAMGOLD	1

1.1	General information on IAMGOLD	1
1.2	Group structure chart	1
1.3	General information on IAMGOLD capital	2
1.3.1	Share capital	2
1.3.2	Major shareholders	2
1.3.3	Dividend policy	3
1.4	Corporate governance	3
1.4.1	Overview of corporate governance rules	3
1.4.2	Administrative, management, and supervisory bodies and senior management	9
1.4.3	Auditors	10
1.5	Employees	10

2.	BUSINESS OVERVIEW AND INVESTMENTS	10

2.1	Business overview	10
2.1.1	Main activities	10
2.1.2	Recent developments	11
2.2	Production, Mineral Reserves and Resources	12
2.2.1	Production	12
2.2.2	Mineral Reserves and Resources	16
2.3	Exploration	23
2.3.1	General	23
2.3.2	Capitalized Exploration and Development Projects	24
2.4	Legal and arbitration proceedings	26

3.	FINANCIAL INFORMATION	27

3.1	Extract of consolidated financial information and accounts for 2007 and 2006 and for the six-month period in 2007 and 2008	27
3.2	Financing of the offer	29
3.3	Auditors' report	29

4.	ADDITIONAL INFORMATION	29

5.	PERSONS RESPONSIBLE FOR THIS DOCUMENT	30

5.1	Name and position of IAMGOLD's relevant representatives	30
5.2	Statement from the representatives of the Offeror	30

1.	PRESENTATION OF IAMGOLD

1.1	General information on IAMGOLD

Corporate name: IAMGOLD Corporation.

Corporate form and applicable legislation: IAMGOLD is a federal coporation incorporated under the Canadian Business Corporations Act (the "CBCA") and is a reporting issuer in all of the provinces and territories of Canada.

The shares of IAMGOLD are listed on the Toronto Stock Exchange, New York Stock Exchange and Botswana Stock Exchange.

Registered office: IAMGOLD's registered and principal office is at 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4.

Incorporation: The Company was incorporated under the CBCA with the name "IAMGOLD International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of IAMGOLD were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of IAMGOLD was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGOLD Corporation". By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation (the "Articles of Amalgamation") effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation.

IAMGOLD's Articles of Amalgamation are available for inspection at IAMGOLD's registered office. In addition, IAMGOLD's annual report which includes IAMGOLD's audited consolidated financial statements for the year ended 31 December 2007 and unaudited interim consolidated financial statements for the three-month periods ended March 31, 2008 and June 30, 2008 and for the six-month period ended June 30, 2008 are publicly available on SEDAR at www.sedar.com.

Corporate purpose: Pursuant to the constating documents of IAMGOLD, there are no restrictions on the business IAMGOLD may carry on. Currently, IAMGOLD is engaged primarily in the exploration for, and the development and production of mineral resource properties throughout the world.

Financial year: IAMGOLD's financial year ends each year on 31 December, its latest financial year ended on 31 December 2007. As of the date of this document, IAMGOLD's latest audited consolidated financial statements, are those for the financial year ended on 31 December 2007 and IAMGOLD's latest unaudited interim consolidated financial statements are those for the three-month periods ended March 31, 2008 and June 30, 2008 and for the six-month period ended June 30, 2008.

1.2	Group structure chart

A structure chart of the significant subsidiaries of the IAMGOLD Group is set forth below.

1.3	General information on IAMGOLD capital

1.3.1	Share capital

IAMGOLD has 295,623,329 common shares issues and outstanding (the "Common Shares"). Its share capital amounts to US$ 1,655,485,352.

IAMGOLD is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 295,623,329 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at June 30, 2008.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGOLD and the remaining property of IAMGOLD upon dissolution.

1.3.2	Major shareholders

As of September 29, 2008, the only shareholder holding more than 5% of IAMGOLD's shareholding is Fidelity Management & Research, which holds, at such date, approximately 5.59% of the Common Shares. No arrangements have been entered into between Fidelity Management & Research and IAMGOLD (or its management) and this shareholder does not hold any specific rights in the Company.

1.3.3	Dividend policy

The following table outlines the dividends declared per common share of the Company for the Company's Common Shares for the three most recently completed financial years:

In US$	2007	2006	2005
Dividend per Common Share	0.06	0.06	0.06

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant.

1.4	Corporate governance

1.4.1	Overview of corporate governance rules

Strong, effective corporate governance practices have been a focus of the board of directors of IAMGOLD since its inception. The directors of IAMGOLD are committed to maintaining high standards of corporate governance for the proper operation of the business of IAMGOLD and the effective protection of the interests of all of its stakeholders.

Board of Directors

Independence

IAMGOLD's board currently consists of 12 directors. The board can and does act independently of management.

The board itself (or through its Corporate Governance Committee) reviews, among other things, directors’ relationships with the Company and its subsidiaries to determine the independence of Board members. After consideration of all business, family and not for profit relationships among the directors and the Corporation and its subsidiaries, the Board determined, that all current directors of IAMGOLD, other than Mr. Conway (President and Chief Executive Officer) (i.e., 11 directors out of 12), have no direct or indirect material relationships with IAMGOLD which could reasonably interfere with the exercise of their independent judgment.

Pursuant to applicable securities laws and stock exchange rules, a director will be considered to have a "material relationship" with IAMGOLD if:

(A) (1) the director is, or has been within the last three years, an employee or executive officer of IAMGOLD, other than employment as an interim chief executive officer; or (2) an immediate family member1 of the director is, or has been within the last three years, an executive officer of IAMGOLD, other than employment as an interim chief executive officer;

[1]
An "immediate family member" includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees of either the person or the person’s immediate family member) who shares such person’s home. However, individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated, need not be considered.

(B) the director (or an immediate family member employed as an executive officer) received more than CAN$75,000 during any 12-month period within the last three years in direct compensation from IAMGOLD, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (b) compensation for acting as an interim chief executive or a part-time chair or vice-chair of the board or any board committee;

(C) (1) the director (or an immediate family member) is a current partner of a firm that is IAMGOLD’s internal or external auditor; or (2) the director is a current employee of such a firm; or (3) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (4) the director (or an immediate family member) was within the last three years a partner or employee of such a firm and personally worked on IAMGOLD’s audit within that time;

(D) the director (or an immediate family member) is, or has been within the last three years, employed as an executive officer of another company where any of IAMGOLD’s present executives at the same time serves or served on that company’s compensation committee; or

(E) (1) the director is a current employee of a company that has made payments to, or received payments from, IAMGOLD for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such company’s consolidated gross revenues; or (2) an immediate family member of the director is a current executive officer of a company that has made payments to, or received payments from, IAMGOLD for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such company’s consolidated gross revenues (for this subsection (E) only, contributions to tax exempt organizations shall not be considered payments).

In addition, a director shall not serve on the audit committee if (1) the director is an affiliated person of IAMGOLD or any of its subsidiary entities or (2) the director received, directly or indirectly2, any consulting, advisory fees or other compensatory fee from IAMGOLD or any subsidiary entity, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (b) compensation for acting as part-time chair or vice-chair of the board or any board committee.

IAMGOLD’s board of directors maintains the ability to function independently of management by following several policies and procedures:

•	there are no members of management on the board of directors other than Mr. Conway (President and Chief Executive Officer of IAMGOLD);

[2]
Indirect acceptance of compensation includes payments to  (i) a spouse, minor children or stepchildren, or adult children or stepchildren sharing a home with the member of the audit committee; or (ii) an entity (1) in which the member of the audit committee is a partner, member, officer such as a managing director occupying a comparable position, or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and (2) which provides accounting, consulting, legal, investment banking or financial advisory services to IAMGOLD.

•
when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the board of directors;

•	the President and Chief Executive Officer’s compensation is considered and recommended, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the board of directors, independent committees are appointed from time to time when appropriate.

Directors who are also officers of IAMGOLD or any of its subsidiaries, or executive directors, receive no remuneration as directors. Also, all members of the Audit Committee are "independent" as such term is defined in the rules of the Canadian Securities Administrators, the United States Sarbanes Oxley Act of 2002 and the New York Stock Exchange with respect to audit committees.

Dissociation of functions of CEO and Chairman of the Board

At IAMGOLD, the roles of (i) President and Chief Executive Officer and (ii) Chairman of the board of directors are separate and are exercised by two distinct individuals. Mr. Conway, as President and Chief Executive Officer of IAMGOLD, has responsibility over the day to day operations of IAMGOLD. The Chairman of the board of directors, Mr. Pugliese’s responsibilities include presiding at directors meetings and shareholders’ meetings, ensuring that the board of directors works as a cohesive team and acting as liaison between the board of directors and management of IAMGOLD.

Meetings and In Camera Sessions

IAMGOLD's board of directors held 13 meetings in 2007. The board has not established any minimum attendance level for board and committee meetings however, attendance is a critical element for directors to perform their duties and responsibilities. The board expects directors to attend all regular board and committee meetings (in person or by phone) unless circumstances make it impossible to do so and attendance is considered in director nomination. In 2007, the average presence rate for board meetings was approximately 97% and the average presence rate for committees meetings was approximately 92%.

The Audit Committee meets at least every quarter to review, among other things, IAMGOLD's financial statements and related disclosure documents. The other committees of the board meet at least once each year or more frequently as deemed necessary by each committee.

The frequency of meetings and the nature of meeting agendas depend on the nature of the business and affairs which IAMGOLD faces from time to time. The board's policy is to hold in camera meetings at the end of each board and committee meeting.

During any board and committee meeting, any independent director may request that members of management not be present for all or part of the meeting. Also, at the end of regularly scheduled board and committee meetings, independent directors have the opportunity to meet without management being present. These in camera sessions promote open discussions among independent board members. During such sessions, independent directors address matters such as the Chief Executive Officer's performance, compensation and succession, board and committee performance and any sensitive transaction, agreement or other matter. During 2007, independent directors held in camera sessions at the end of each board and committee meeting without any representatives of management being present. Also, the Audit Committee holds, during the meeting on the annual financial statements, a closed session with IAMGOLD's external auditors to allow them to discuss openly their annual audit of IAMGOLD's year-end financial statements. Committee chairmen report to the board on their committee's in camera session discussion at the following board meeting. The board and committee chairmen communicate to management, as needed, the results of matters discussed in in camera sessions

Board Role and Responsibilities

The roles and responsibilities of the board are set out in applicable laws and regulations as well as in corporate policies. The board's duties and responsibilities are to supervise the management of the business and affairs of IAMGOLD, and to act with a view towards the best interests of IAMGOLD. In discharging its responsibilities, the board oversees among other things, the following matters:

•	ensuring the integrity of the President and Chief Executive Officer and other executive officers and the creation of a culture of integrity throughout IAMGOLD;

•	the adoption of a strategic planning process of IAMGOLD which takes into account the opportunities and risk of the business;

•	identifying the principal risks of IAMGOLD's business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	setting a communications policy for IAMGOLD to facilitate communications with investors and other interested parties;

•	the integrity of IAMGOLD's internal control and management information systems; and

•	the development of IAMGOLD's approach to corporate governance.

The board discharges its responsibilities directly and through its committees.

Code of Business Conduct and Ethics

The board has adopted a Code of Business Conduct and Ethics (the "Code") for the directors, officers and employees of IAMGOLD and its subsidiaries. Any non-compliance with the Code is to be reported confidentially to IAMGOLD's General Counsel or through IAMGOLD's anonymous and confidential Compliance Reporting System. The officers of IAMGOLD conduct audits to test compliance with the Code to ensure all employees become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. A copy of the Code may be accessed on IAMGOLD's website at www.iamgold.com.

The Code establishes guidelines setting forth the ethical behavior required from every director, officer and employee of IAMGOLD, including, but not limited to, conflicts of interest, protection of assets, confidentiality and respect of the law.

The Code provides that directors, officers and employees must avoid conflicts of interest, both real and perceived. In practice, should a director have a material interest or otherwise be in a conflict of interest as regards a proposed transaction or agreement considered by the board, he must disclose his conflict of interests and withdraw from any discussions, assessment or decision related to the particular transaction or agreement, including voting thereon.

The board has adopted a Compliance Reporting Policy which establishes procedures for the receipt of complaints and concerns of employees regarding accounting and auditing matters or any improper activity within IAMGOLD. Written and verbal reports may be directed confidentially and anonymously to either the Chair of the Audit Committee or the Chair of the Corporate Governance Committee. Employees may also utilize an external Compliance Hotline administered by a third party.

Committees of the Board

All committees are created by the board and report directly to it. There are currently four standing committees of the board: the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Health and Safety Committee. All committee members are appointed by the board. Mr. Conway, President and Chief Executive Officer of IAMGOLD, the only director who is not independent, is not a member of any committee of the board. The Chairman of a committee is selected by the board among the members of the relevant committee. A committee may, at IAMGOLD's expense, retain the services of such independent advisors as it may deem useful or necessary in carrying out its mandate. The role and responsibilities of each committee are set out in written mandates, which are reviewed annually by the relevant committee to ensure they reflect best practices and compliance with regulatory requirements.

Audit Committee

The Audit Committee consists of four independent directors. The general mandate of the Audit Committee is to review and, if deemed appropriate, recommend the approval of IAMGOLD's annual and quarterly consolidated financial statements, and related disclosure documents, to the board, and more particularly review IAMGOLD's financial reporting process, internal control system, management of financial risks and the audit process of financial information.

The Audit Committee reviews the general policies submitted by IAMGOLD's management in connection with financial reporting and internal control and deals with all matters relating thereto. Based on its review, this committee makes recommendations to the board. Finally, the Audit Committee ensures that the external auditors are independent vis-à-vis management of IAMGOLD and makes its recommendations regarding their nomination for the ensuing year.

All members of the Audit Committee are financially literate and Audit Committee Financial Experts within the meaning of the US Sarbanes-Oxley Act of 2002. In considering criteria for determination of financial literacy, the board looks at the ability to read and understand financial statements of IAMGOLD. In considering criteria for determination of accounting or related financial expertise, the board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals' financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

The charter of the Audit Committee was specifically approved by the board, and is reviewed annually by said committee. All modifications to the charter are submitted to the board for approval.

The Audit Committee met seven times during the financial year ended December 31, 2007. The members of the Audit Committee are, at the date hereof: John E. Caldwell (Chairman), Jean-André Élie, Stephen Freedhoff and Mahendra Naik.

The Audit Committee has adopted a policy to pre-approve permitted non-audit services to be performed by the Company's external auditors. This policy delegates to the Chairman of the Audit Committee the power to authorize, upon request from management, the external auditors to perform certain services for which fees are estimated not to exceed CAN$25,000. Management must report to the Audit Committee on a quarterly basis on the non-auditing services performed by the external auditors, at which time the Audit Committee ensures that the provision of such work is compatible with maintaining the external auditors' independence.

Environmental Health and Safety Committee

The Environmental Health and Safety Committee consists of four independent directors. The objective of the Environmental Health and Safety Committee is to assist the board in fulfilling its responsibilities in respect of environmental health and safety and community matters at all projects and properties of IAMGOLD. The mandate of the committee is to oversee the development and implementation of policies and best practices of IAMGOLD relating to the environmental health and safety and community matters and compliance with applicable laws and regulations in different jurisdictions around the world.

The Environmental Health and Safety Committee met four times during the fiscal year ended on December 31, 2007. The members of the Environmental Health and Safety Committee are: W. Robert Dengler (Chairman), Peter C. Jones, John T. Shaw and Guy G. Dufresne.

Corporate Governance Committee

The Corporate Governance Committee consists of three independent directors and is responsible for developing and reviewing IAMGOLD's approach to governance issues and matters. The Corporate Governance Committee's responsibilities include reviewing IAMGOLD's corporate governance policies and practices, developing IAMGOLD's approach to corporate governance issues and practices, preparing and recommending to the board a "Statement of Corporate Governance Practices" to be included in IAMGOLD's management information circular; assisting the board by identifying individuals qualified to become board members and members of board committees; reviewing the board's committees' and directors' effectiveness; reviewing the senior management organization and reporting structure; reviewing with the Chief Executive Officer the essential elements of succession planning; advising and recommending orientation and education programs for new directors; and reviewing the size and composition of the board to ensure it can function efficiently.

The Corporate Governance Committee met three times during the year. The members of the Corporate Governance Committee are: Donald K. Charter (Chairman), Derek Bullock and William D. Pugliese.

Compensation Committee

The Compensation Committee consists of three independent directors. Its role and responsibilities include, but are not limited to administering the Share Incentive Plan; reviewing, preparing and recommending for approval to the board on an annual basis the "Report on Executive Compensation" for inclusion in IAMGOLD's management information circular; developing an executive compensation strategy to attract and retain senior managers and to motivate them to achieve superior results; reviewing and appraising the performance of the executive officers; and reviewing the adequacy and form of the compensation of directors.

The Compensation Committee met eight times during the year ended December 31, 2007. The members of the Compensation Committee are: Peter C. Jones (Chairman), Donald K. Charter and William D. Pugliese.

1.4.2	Administrative, management, and supervisory bodies and senior management

1.4.2.1	Directors

As of the date hereof, the list of IAMGOLD's directors is as follows:

Name	Country of residence	Principal occupation	Director since
WILLIAM D. PUGLIESE (1) (3)	Aurora, Ontario, Canada	Chairman of the Company	1990
DEREK BULLOCK (1)	Bobcaygeon, Ontario, Canada	Mining Consultant	1994
JOHN E. CALDWELL (2)	Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited	2006
DONALD K. CHARTER (1) (3)	Etobicoke, Ontario, Canada	Corporate Director and President, 3Cs Corporation (private company)	2003
JOSEPH F. CONWAY	Toronto, Ontario, Canada	President and Chief Executive Officer of the Company	2003
W. ROBERT DENGLER (4)	Aurora, Ontario, Canada	Corporate Director	2005
GUY G. DUFRESNE (4)	Boucherville, Québec, Canada	Engineer and Corporate Director	2006
JEAN-ANDRÉ ÉLIE (2)	Town of Mount Royal, Québec, Canada	Lawyer and Corporate Director	2006
STEPHEN FREEDHOFF (2)	Toronto, Ontario, Canada	Chartered Accountant, Self-Employed Consultant	2005
PETER C. JONES (3) (4)	Toronto, Ontario, Canada	Management Consultant and Corporate Director	2006
MAHENDRA NAIK (2)	Markham, Ontario, Canada	Chartered Accountant and Chief Financial Officer of Fundeco Inc. (private investment company)	2000
JOHN SHAW (4)	Sydney, New South Wales, Australia	Geological Engineer and Corporate Director	2006

(1) Member of the Corporate Governance Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Environmental, Health and Safety Committee

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

1.4.2.2  Executive officers

The current list of IAMGOLD's executive officers is as follows:

Name	Title
JOSEPH F. CONWAY	President and CEO
CAROL BANDUCCI	Chief Financial Officer
P. GORDON STOTHART	Chief Operating Officer
MICHAEL DONNELLY	Senior Vice President, Exploration
ROSS GALLINGER	Senior Vice President, Health, Safety and Sustainability
JOHN McCOMBE	Senior Vice President, Africa
DENIS MIVILLE-DESCHÊNES	Senior Vice President, Project Development
PAUL B. OLMSTED	Senior Vice President, Corporate Development
LARRY E. PHILLIPS	Senior Vice President, Corporate Affairs and Corporate Secretary
JANET WILKINSON	Senior Vice President, Human Resources

1.4.3	Auditors

KPMG LLP
Suite 3300
Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B2
Canada

1.5	Employees

As at December 31, 2007, the Company employed approximately 2,750 individuals and approximately 700 contractor-employees.

2.	BUSINESS OVERVIEW AND INVESTMENTS

2.1	Business overview

2.1.1	Main activities

IAMGOLD is the holding company of a group of companies that is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world.

Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. As at the date hereof, IAMGOLD's principal holdings are the following:

(i)
a 100% interest in IAMGOLD-Québec Management Inc., the owner of the mining leases in the Province of Québec, Canada, on which the Doyon and Mouska gold mines (the Doyon and Mouska gold mines constituting the "Doyon Division") and the Sleeping Giant gold mine are located. IAMGOLD-Québec Management Inc. also owns the leases in the Province of Québec in which is located the Niobec mine. IAMGOLD-Québec Management Inc. is the operator of each mine named above;

(ii)	an indirect 95% interest in Rosebel Gold Mines N.V. the owner of the mining rights and assets comprising the Rosebel gold mine, in Suriname, and manager of the operations thereat;

(iii)	an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(iv)
an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine is located;

(v)	an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(vi)
an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(vii)	an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine is located;

(viii)	an indirect 100% interest in the Camp Caiman project in French Guiana;

(ix)	an indirect 100% interest in the Quimsacocha project (the "Quimsacocha Project") , an exploration project in Ecuador;

(x)
an indirect 100% interest in La Arena S.A., the owner of the mining concessions of the La Arena project in Peru (the "La Arena Project"), which interest IAMGOLD has agreed to sell pursuant to an agreement dated March 5, 2008, as amended, with Rio Alto Mining Limited ("Rio Alto");

(xi)	an indirect 100% interest in IAMGOLD Tanzania Limited, the owner to the prospecting and mining licenses to the Buckreef exploration project in Tanzania (the "Buckreef Project"); and

(xii)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

2.1.2	Recent developments

(i)
Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited ("Gallery Gold"). Prior to the completion of the transaction, the principal assets of Gallery Gold consisted of an indirect 100% interest in the Mupane gold mine and an indirect 75% to 80% interest in the Buckreef Project.

(ii)
On April 26, 2006, the Company announced the sale of its portfolio of eleven gold royalties to Battle Mountain Gold Exploration in consideration of US$ 13.8 million in cash, a US$2 million convertible debenture and 12 million Battle Mountain shares, the whole having an aggregate value of US$21.8 million.

(iii)
Effective November 8, 2006, the Company acquired Cambior Inc. ("Cambior") by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc., with Cambior pursuant to the terms of a court-sanctioned arrangement. Prior to the completion of the transaction, the principal assets of Cambior consisted of an indirect 95% interest in the Rosebel Gold Mine, a 100% interest in the Doyon Division comprised of the Doyon and Mouska gold mines, a 100% interest in the Sleeping Giant Gold Mine, a 100% interest in the Niobec Mine and an indirect 100% interest in the Camp Caiman Project.

(iv)
With the acquisitions of Gallery Gold and Cambior, the Company became a mine operator and the tenth largest publicly-traded gold company in the world with an annual production rate of close to one million ounces.

(v)
Effective March 21, 2007, the Company sold its 70% interest in Omai Bauxite Mining Inc. and its 100% interest in Omai Services Inc. to Bosai Minerals Group Co. Ltd. ("Bosai Minerals") for cash proceeds of US$28.5 million. Bosai Minerals assumed US$17.7 million of third-party debt as part of the transaction.

(vi)
On January 31, 2008, the permits necessary to commence construction of the Camp Caiman project in French Guiana were not granted. This was despite the fact that IAMGOLD fulfilled all of the technical, environmental and legal requirements, including full and open public hearings and consultations. Additionally, the project had received a positive response from the relevant authorities, as well as a positive recommendation from the CODERST, a government appointed committee designed to review such projects. On March 13, 2008, IAMGOLD met with the President of France. The implementation of a new framework for mining in French Guiana is expected to be in place for mining in 2008. The President agreed to further dialogue regarding IAMGOLD's interests in the region and to consider all reasonable alternatives for mining projects in the future. All existing exploration permits remain in effect. The Company continues to explore all development opportunities as well as available remedies.

(vii)
Effective February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute Mining (Tanzania) Limited ("Resolute") for US$6.0 million in shares of Resolute and a retained US$10/oz royalty on additional ounces discovered and attributable to the Company's former interest capped at an amount of US$3.75 million.

(viii)
IAMGOLD announced on May 8, 2008 that it had entered into an agreement for the sale of its La Arena Project to Rio Alto in consideration for cash proceeds of US$47.55 million and a 5.5% interest in Rio Alto. In light of information from Rio Alto’s financial advisors on raising funds for the transaction, IAMGOLD and Rio Alto are considering different financial structures to conclude the transaction for the same aggregate consideration.

(ix)
In April 2008, IAMGOLD announced that a mandate has been passed by the Constituent Assembly in Ecuador that may result in the suspension of large-scale mining exploration projects in the country for 180 days.  IAMGOLD continues to closely monitor the situation and to seek clarification from authorities of any potential impact on its Quimsacocha Project located in Ecuador.  IAMGOLD is committed to working with the government and people of Ecuador to achieve a modern, sustainable mining industry, which will play an important role in the future growth of the country.  While the mandate has had an impact on IAMGOLD’s activities in Ecuador, it has no impact on IAMGOLD’s gold production (since the Quimsacocha Project is not currently in production).

2.2	Production, Mineral Reserves and Resources

2.2.1	Production

The following briefly outlines the current producing operations of IAMGOLD:

i) Doyon Division: the Doyon Division, in which IAMGOLD indirectly owns 100%, consists of two underground mines situated in the prolific Cadillac-Bousquet gold belt in the Abitibi region, Québec (Canada). At the Doyon gold mine, the mining method used is sub-level stoping with backfill while at the Mouska gold mine, shrinkage stoping is used. All ore extracted from the Doyon Division is currently processed on site. Based on mineral reserves as at December 31, 2007, only the Mouska gold mine is expected to continue in operation until 2010.

The following table indicates operating information for the Doyon Division for the periods indicated:

DOYON DIVISION	2008 (6 months)	2007	2006 (1)
Ounces (Au)	58,000	131,000	153,000
Tonnage milled (tonnes)	239,000	642,000	864,000
Grade milled (g Au/t)	7.8	6.6	5.8
Recovery (%)	96	96	95

(1) Effective November 8, 2006, the Company indirectly acquired 100% of the Doyon Division. From November 8 to December 31, 2006, the Doyon Division produced 23,000 ounces of gold at a cash cost of US$451 per ounce.

ii) Sleeping Giant gold mine: The Sleeping Giant mine, in which IAMGOLD indirectly owns 100%, is a conventional underground mine located 80 kilometres north of Amos, Québec (Canada). The mining method at Sleeping Giant is shrinkage and room and pillar stoping. Mine access is by a 1,060-metre deep shaft. Ore is treated in a 900-tonnes per day mill that uses the CIL process. The Sleeping Giant mine is expected to continue in operation until the end of 2008.

The following table indicates operating information for the Sleeping Giant mine for the periods indicated:

SLEEPING GIANT GOLD MINE	2008 (6 months)	2007	2006 (1)
Ounces (Au)	42,000	67,000	46,000
Tonnage milled (tonnes)	106,000	170,000	133,000
Grade milled (g Au/t)	12.7	12.5	11.0
Recovery (%)	97	97	97

(1) Effective November 8, 2006, the Company indirectly acquired 100% of the Sleeping Giant mine. From November 8 to December 31, 2006, the Sleeping Giant mine produced 8,000 ounces of gold at a cash cost of $446 per ounce.

iii) Mupane gold mine: The Mupane gold mine, in which IAMGOLD indirectly owns 100%, consists of an open pit mining operation located in the eastern part of Botswana roughly 30 kilometres southeast of the town of Francistown. Processing at Mupane is done through conventional CIL plant to recover gold.  The plant has been designed at a nominal throughput of 1.2 million tonnes per annum for oxide ores.

The following table indicates operating information for the Mupane gold mine for the periods indicated:

MUPANE GOLD MINE	2008 (6 months)	2007	2006 (1)
Ounces (Au)	45,000	86,000	65,000
Tonnage milled (tonnes)	499,000	909,000	692,000
Grade milled (g Au/t)	3.4	3.5	3.3
Recovery (%)	83	85	89

(1) Effective March 22, 2006, the Company indirectly owned 100% of the Mupane gold mine.

iv) Tarkwa gold mine: The Tarkwa gold mine, in which IAMGOLD holds an 18.9% interest, is a conventional open pit operation located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. At Tarkwa, the mine currently utilizes a combination of conventional heap leach techniques and conventional CIL processing to recover gold. Based on the June 20, 2007 mineral reserve statement, the Tarkwa gold mine is expected to continue in operation until 2021.

The following table indicates operating information for the Tarkwa gold mine for the periods indicated:

TARKWA GOLD MINE (1)	2008 (6 months)	2007	2006
Ounces (Au)	334,000	657,000	721,000
Tonnage processed (tonnes)	11,233,000	22,338,000	22,153,000
Grade processed (g Au/t)	1.15	1.1	1.3

(1) The Company’s 18.9% interest in Tarkwa represents 124,000 ounces in 2007 and 136,000 ounces in 2006.

v) Damang gold mine: The Damang gold mine, in which IAMGOLD holds an 18.9% interest, is a conventional open pit operation located in southwestern Ghana, about 280 kilometres by road west of Accra, the capital. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 14,000 tonnes per day or 5 million tonnes per annum. Based on the June 30, 2007 mineral reserve statement, the Damang gold mine is expected to continue in operation until January 2013.

The following table indicates operating information for the Damang gold mine for the periods indicated:

DAMANG GOLD MINE	2008 (6 months)	2007	2006
Ounces (Au)(1)	103,000	179,000	218,000
Tonnage milled (tonnes)	2,291,000	4,852,000	5,300,000
Grade milled (g Au/t)	1.5	1.2	1.4
Recovery (%)	94	93	93

(1)  The Company’s 18.9% interest in Damang represents 34,000 ounces for 2007 and 41,000 ounces for 2006.

vi) Sadiola gold mine: The Sadiola gold mine, in which IAMGOLD indirectly owns 38%, consists of an open pit mining operation, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year.

The following table indicates operating information for the Sadiola gold mine for the periods indicated:

SADIOLA GOLD MINE	2008 (6 months)	2007	2006
Ounces (Au) (1)	215,000	369,000	499,000
Tonnage milled (tonnes)	1,989.000	4,157,000	4,800,000
Grade milled (g Au/t)	4.2	3.7	3.9
Recovery (%)	79	78	86

(1)   The Company’s 38% interest in Sadiola represents 140,000 ounces in 2007 and 190,000 in 2006.

vii) Yatela gold mine: The Yatela gold mine, in which IAMGOLD indirectly owns 40%, is a conventional open pit mine located immediately north of the Sadiola gold mine. The process plant consists of a standard heap leaching facility.

The following table indicates operating information for the Yatela gold mine for the periods indicated:

YATELA GOLD MINE(1)	2008 (6 months)	2007	2006
Ounces (Au)	80,000	301,000	352,000
Tonnage crushed (tonnes)	1,425,000	3,079,000	3,205,000
Grade crushed (g Au/t)	2.0	3.3	4.1

(1)   The Company holds a 40% interest in Yatela representing 120,000 ounces in 2007 and 141,000 ounces in 2006.

viii) Rosebel gold mine: The Rosebel property, in which IAMGOLD indirectly owns 95%, is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. The mine is a conventional open pit operation with processing facilities on site.

The following table indicates operating information for the Rosebel gold mine for the periods indicated:

ROSEBEL GOLD MINE(1)	2008 (6 months)	2007	2006
Ounces (Au)	154,000	276,000	301,000
Tonnage milled (tonnes)	3,933,000	7,705,000	7,709,000
Grade milled (g Au/t)	1.3	1.2	1.3
Recovery (%)	93	93	93

(1)  Effective November 8, 2006, the Company indirectly acquired 95% of the shares of RGM. The production attributable to the Company in 2006 subsequent to November 8, 2006 is 38,000 ounces of gold and the production attributable to the Company in 2007 is 262,000 ounces of gold.

ix) Niobec mine: The Niobec mine, in which IAMGOLD indirectly owns 100%, is a conventional underground mine located 15 kilometres northwest of Chicoutimi, in Simard Township, Québec (Canada). The Niobec Mine is the only North American source of pyrochlore (the primary niobium ore) in operation and one of three major producers of niobium. Niobium is mainly used in special alloys in the steel used in pipelines, the automobile industry and structures, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

2.2.2	Mineral Reserves and Resources

2.2.2.1  Mineral Reserves and Resources as at December 31, 2007

Except as indicated below, in the following table, reported mineral reserves and resources have been estimated by the Company’s technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM "Standard on Mineral Resources and Reserves"), and available on its website at http://www.cim.org/mainEn.cfm.  Mineral reserves and resources for the Sadiola, Yatela, Tarkwa, Damang and Mupane gold mines and the Buckreef Project have been estimated in accordance with or reconciled to the definitions for the Australian Code for Reporting of Mineral Resources and Ore Reserves. Mineral reserves and resources at Doyon, Mouska, Sleeping Giant, Rosebel, Camp Caiman, Quimsacocha, La Arena, Westwood and Grand Duc have been estimated in accordance with the Canadian National Instrument 43-101. Unless otherwise indicated, mineral reserves were estimated using a long-term gold price assumption of $600/oz in 2007 and mineral resources were estimated using a gold price assumption of $700/oz.  Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Please note that United States securities regulatory requirements permit only the disclosure of those mineral deposits that can be economically and legally mined, similar to the Canadian use of the term reserves, and apply different standards to the determination of reserves. With respect to disclosure pursuant to United States laws, investors are urged to consult IAMGOLD's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Tarkwa Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	147,400 152,200 299,600 138,500 191,000 51,100	1.3 1.2 1.3 1.5 1.3 2.4	6,154,000 6,054,000 12,208,000 6,440,000 8,122,000 3,879,000	(18.9%) 1,163,000 1,144,200 2,307,300 1,217,200 1,535,100 733,100
Damang Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	6,488 23,249 29,737 11,029 41,452 14,328	2.0 1.4 1.5 1.9 1.4 3.1	414,000 1,038,000 1,452,000 668,000 1, 806 ,000 1,408,000	(18.9%) 78,200 196,200 274,400 126,300 341,300 266,100
TOTAL (Tarkwa & Damang) Proven and Probable Reserves Measured and Indicated Resources Inferred Resources				2,581,700 3,219,900 999,200

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves calculations.
(3)	Mineral Reserves have been estimated as at December 31, 2007 using a US $550/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $715/oz Au.
(4)	Mineral Resources have been estimated in accordance with SAMREC (South African Code for Reporting of Mineral Resources and Minel Reserves).

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Rosebel (4) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	34,878 49,683 84,562 113,465 144,005 1,789	1.2 1.3 1.3 1.1 1.0 1.5	1,384,000 2,019,000 3,403,000 4,166,000 4,553,000 83,000	(95%) 1,314,800 1,918,000 3,232,800 3,958,000 4,325,000 79,000
Mupane (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	2,982 200 3,182 7,037 3,424 104	2.4 3.2 2.4 2.2 2.2 2.3	226,000 21,000 324,100 493,000 246,000 8,000	(85-100%) 226,000 21,000 247,000 489,000 239,000 7,000
Sadiola (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,715 6,159 10,874 17,950 35,706 12,306	2.8 3.1 3.0 1.4 3.0 2.2	417,600 618,800 1,036,400 786,000 3,448,000 855,000	(38%) 158,700 235,100 393,800 298,700 1,310,200 324,900
Doyon Division (5) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	426 78 504 1,164 2,451 3,515	9.6 8.0 9.3 6.4 4.7 5.1	131,000 20,000 151,000 239,000 368,000 576,000	(100%) 131,000 20,000 151,000 239,000 368,000 576,000

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Sleeping Giant (6) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	116 7 123 116 7 0	14.0 11.9 13.9 14.0 11.9 0.0	52,100 2,700 54,800 52,100 2,700 0	(100%) 52,100 2,700 54,800 52,100 2,700 0
Yatela (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,984 2,060 7,044 5,359 2,509 2,635	1.6 3.7 2.2 1.8 3.5 3.0	256,000 243,000 499,000 302,000 283,000 258,000	(40%) 102,400 97,200 199,600 120,800 113,200 103,200
Tanzania (17) Measured Resources Indicated Resources Inferred Resources	--- 7,657 16,135	--- 2.2 1.6	--- 534,200 827,000	(30-100%) --- 181,600 427,100
Camp Caiman (7) (10) Probable Reserves Measured Resources Indicated Resources Inferred Resources	12,285 5,371 15,071 3,767	2.8 2.7 2.4 2.1	1,114,000 467,000 1,148,000 249,000	(100%) 1,114,000 467,000 1,148,000 249,000
La Arena (8) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.5 0.4 0.3	443,400 1,554,000 89,900	(100%) 443,400 1,554,000 89,900
Buckreef (13) Measured Resources Indicated Resources Inferred Resources	3,066 12,887 10,872	2.7 1.8 2.4	265,000 734,000 833,000	(75-80%) 212,000 573,000 662,000
Westwood (12) (14) Inferred Resources	14,097	7.3	3,313,000	(100%) 3,313,000
Quimsacocha (16) Indicated Resources Inferred Resources	32,977 4,033	3.2 1.9	3,346,900 245,000	(100%) 3,346,900 245,000

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Grand Duc (15) Indicated Resources Inferred Resources	150 249	1.3 1.4	6,300 11,500	(100%) 6,300 11,500
TOTAL (excl. Tarkwa & Damang) Proven and Probable Reserves Meas. and Indicated Resources Inferred Resources				5,393,000 19,447,900 6,087,600

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)	In underground operations, Mineral Resources contain similar dilution and mining recovery as Mineral Reserves.

(3)
In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves calculations but are deemed to have a reasonable prospect of economic extraction.

(4)	Effective November 8, 2006, the Company indirectly owned a 95% interest in the Rosebel gold mine.

(5)	Effective November 8, 2006, the Company indirectly owned 100% of the Doyon Division. Includes Mineral Reserves and Resources from the Doyon and Mouska gold mines.

(6)	Effective November 8, 2006, the Company indirectly owned 100% of the Sleeping Giant gold mine.

(7)	Effective November 8, 2006, the Company indirectly owned a 100% interest in the Camp Caiman Project.

(8)
Effective November 8, 2006, the Company indirectly owned 100% of La Arena Peru S.A. (formerly known as IAMGOLD Peru S.A.) which holds the La Arena Project. La Arena resources have been estimated using a US $550/oz Au and $1.50/lb Cu and have been estimated in accordance with Canadian National Instrument 43-101.

(9)
Mineral Reserves have been estimated as at December 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $700/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(10)	Mineral Reserves and Mineral Resources have been estimated as at Aug. 2005 using a US $425/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(11)
Mineral Reserves have been estimated as at December 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $700/oz Au and have been estimated in accordance with JORC code (Australian Code for Reporting of Mineral Resources and Ore Reserves).

(12)	Based on a 3 g/t cutoff.

(13)	Mineral Resources have been estimated as at July 2007 at a 1.0 g/t cutoff and have been estimated in accordance with JORC code (Australian Code for Reporting of Mineral Resources and Ore Reserves).

(14)	Mineral Resources have been estimated as at December 31, 2007 using a US $600/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(15)	Mineral Resources have been estimated at US $500/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(16)	Mineral Resources have been estimated as at September 2006 using a US$500/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(17)	Mineral Resources have been estimated in accordance with JORC code (Australian Code for Reporting of Mineral Resources and Ore Reserves).

MINERAL RESERVES AND RESOURCES / Non-Gold Operations
December 31, 2007
NIOBIUM OPERATION	Tonnes	Grade Nb2O5	Contained tonnes (000)	Attributable contained tonnes (000)
	(000)	(%)	Nb2O5	Nb2O5
Niobec (100%) Proven Reserves	10,176	0.62	63.1	63.1
Probable Reserves	6,213	0.62	38.5	38.5
Measured Resources Indicated Resources Inferred resources	10,176 8,573 15,310	0.62 0.63 0.63	63.1 54.0 96.5	63.1 54.0 96.5
COPPER PROJECT	Tonnes	Grade Cu	Contained tons (short) (000)	Attributable contained tons (short) (000)
	(000)	(%)	(Cu)	(Cu)
La Arena (100%) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.16 0.39 0.33	45,849 493,413 35,534	45,849 493,413 35,534

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained tons (short) of copper; metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

The qualified persons responsible for the mineral resource and reserve estimates for each of the Company’s mine and project, accordingly, are as follows:

Mines	Location	Name	Title
Doyon	Québec, Canada	P. Simard	Chief of the Geology Department
		F. Girard	Chief Engineer
Mouska	Québec, Canada	P. Lévesque	Chief of the Geology Department
		E. Williams	Chief Engineer
Sleeping Giant	Québec, Canada	E. Tremblay	Mine Manager
		R. Asselin	Chief of the Geology Department
Mupane	Botswana	N. Chouinard E. Belzile*	Manager – Engineering Manager- Mining Geology
Tarkwa	Ghana	G. Chapman	Manager, Mine Planning and Resources Management, with Gold Fields Ghana Limited

Mines	Location	Name	Title
Damang	Ghana	M. Brewster	Minerals Resources Manager with Abosso GoldFields Limited
Sadiola	Mali	K. Bartsch	Senior LT Planning Manager (Anglo Gold)
		S. Robins	Geology Manager with SEMOS
Yatela	Mali	K. Bartsch	Senior LT Planning Manager (Anglo Gold)
		S. Robins	Geology Manager with SEMOS
Rosebel	Suriname	G. Voicu	Geology Superintendent
		P. Pecek	Senior Mine Engineer
Projects
Buckreef	Tanzania	N. Johnson	Consulting Geologist - Hellman & Schofield Associates
		F. Clouston	Manager Project Evaluations
Camp Caiman	French Guiana	F. Clouston	Manager Project Evaluation
		E. Belzile*	Manager Mining Geology
Quimsacocha	Ecuador	F. Clouston	Manager - Project Evaluation
La Arena	Peru	F. Clouston	Manager - Project Evaluation
		R. Marchand*	General Manager, Business Development
Westwood	Québec, Canada	E. Belzile*	Manager - Mining Geology
Various	Tanzania	K. Bischoff	Project Manager – Exploration
		Richard Bray	Resource Geologist with Resolute Mining Ltd.
Industrial Minerals
Niobec	Québec, Canada	D. Villeneuve S. Thivierge	Chief of the Geology Department Engineering Superintendent

*	Mr. Marchand left the Company during the second quarter of 2007 and Mr. Belzile left the Company during the first quarter of 2008.

Estimation Procedures

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., IAMGOLD’s Manager, Mining Geology, or Francis Clouston, P. Eng., IAMGOLD’s Manager, Project Evaluations, who are "qualified persons" for the purposes of Canadian Instrument NI 43-101.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling at depth and laterally.

The Company’s attributable share of reserves for gold operations, excluding Tarkwa and Damang at December 31, 2007, was 5.4 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 4% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 11%.

The Company’s attributable share of reserves for the Tarkwa and Damang gold operations at December 31, 2007 was 2.6 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 7% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 8%.

2.2.2.2  Comparison of Reserves and Resources 2006 / 2007

The information on gold reserves and resources as at December 31, 2006 and as at December 31, 2007 contained in the following tables is provided for information purposes only and should be read in conjunction with the reserve and resource tables contained in IAMGOLD's annual report or Annual Information Form for each respective year.

Reserves

	2006			2007
	Proven	Probable	Total	Proven	Probable	Total
Tarkwa*	1,461,100	1,268,600	2,729,700	1,163,000	1,144,200	2,307,200
Damang*	127,900	136,300	264,200	78,200	196,200	274,400

Rosebel	1,737,550	1,888,600	3,626,150	1,314,800	1,918,000	3,232,800
Mupane	280,500	43,600	324,100	226,000	21,000	247,000
Sadiola	346,200	553,600	899,800	158,700	235,100	393,800
Doyon Division	179,300	172,700	352,000	131,000	20,000	151,000
Sleeping Giant	74,500	35,100	109,600	52,100	2,700	54,800
Yatela	62,400	213,100	275,500	102,400	97,200	199,600
Camp Caiman	-	1,114,000	1,114,000	-	1,114,000	1,114,000

* The reserves for Tarkwa and Damang for 2006 were estimated at December 31, 2005 and those  for 2007 were estimated at June 30, 2007.

Resources

	2006				2007
	Measured	Indicated	Total M&I	Inferred	Measured	Indicated	Total M&I	Inferred
Tarkwa*	1,687,600	1,692,100	3,379,700	518,400	1,217,200	1,535,100	2,752,300	733,100
Damang*	141,700	194,800	336,500	214,300	126,300	341,300	467,600	266,100
Rosebel	3,018,150	2,977,300	5,995,450	4,123,000	3,958,000	4,325,000	8,283,000	79,000
Mupane	512,900	296,900	809,800	154,100	489,000	239,000	728,000	7,000
Sadiola	355,800	1,495,300	1,851,100	1,106,200	298,700	1,310,200	1,608,900	324,900
Doyon Division	259,800	489,500	749,300	486,200	239,000	368,000	607,000	576,000
Sleeping Giant	74,500	39,100	113,600	6,600	52,100	2,700	54,800	-
Yatela	194,300	206,200	400,500	96,800	120,800	113,200	234,000	103,200
Camp Caiman	467,000	1,148,000	1,615,000	249,000	467,000	1,148,000	1,615,000	249,000
Tanzania	-	181,600	181,600	427,100	-	181,600	181,600	427,100
La Arena	443,400	1,554,000	1,997,400	89,900	443,400	1,554,000	1,997,400	89,900
Buckreef	228,300	508,300	736,600	701,200	212,000	573,000	785,000	662,000
Westwood	-	-	-	1,450,000	-	-	-	3,313,000
Quimsacocha	-	3,346,900	3,346,900	245,000	-	3,346,900	3,346,900	245,000
Other	-	6,300	6,300	11,500	-	6,300	6,300	11,500

* The resources for Tarkwa and Damang for 2006 were estimated at December 31, 2005 and those  for 2007 were estimated at June 30, 2007.

2.3	Exploration

2.3.1	General

IAMGOLD's exploration team entered 2007 with exploration projects located in twelve countries of Africa and the Americas following IAMGOLD's acquisition of Cambior Inc. and Gallery Gold Limited in 2006. Throughout the year, the Exploration group has refocused and prioritized its efforts, and rationalized the portfolio of projects and programs where warranted. Four offices were closed as a consequence, providing a more balanced and strategic fit for the Company. Moving forward into 2008, the Company is concentrating on nine countries of South America and Africa, including the Guiana Shield of northern South America, which the Company sees as an important area for future growth.

Exploration spending totaled approximately US$46m in 2007 and US$17m for the six-month period ending June 30, 2008. Expenditures by region are shown in the table below:

($000s)	2008 6 months	2007	2006
Capitalized Exploration & Development Projects
South America
Ecuador-Quimsacocha	1,049	3,371	5,015
French Guiana-Camp Caiman	1,497	10,939	5
Peru-La Arena	542	3,156	491
Africa
Tanzania-Buckreef	2,251	5,511	4,144
Botswana	-	202	1,149
Total Capitalized	5,339	23,179	10,804
Expensed Exploration & Development Projects
South America	8,166	13,526	7,573
Africa	3,063	7,958	3,807
Canada	451	(229)	75
Australia	9	1,524	610
Total Expensed	11,689	22,779	12,065
Total Capitalized and Expensed	17,028	45,958	22,869

Amounts of capitalized exploration and development projects are accounted for as assets in the balance sheet of the Company and are then depreciated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Amounts of expensed exploration & development projects are accounted for as charges in the statement of earnings of the Company. Accounting treatment of the amounts used for exploration and development projects is determined by the Company in accordance with Canadian GAAP, depending on the level of certainty as to whether the property has mineral resources with the potential of being economically recoverable.

2.3.2	Capitalized Exploration and Development Projects

2.3.2.1  Africa - Botswana

The Company controls a large land package surrounding the Mupane mine operation, and a total of 12,693 metres of RC drilling was completed on six targets. This work does not include the brownfields work carried out near the Mupane Mine. The Company's exploration effort outside the Mupane lease area was discontinued at the end of 2007, and the Regional Exploration office closed. The Company successfully completed the sale of three large concession blocks in exchange for a retained royalty interest. At year-end, the Company was engaged in discussions with third parties concerning the possibility of additional exploration joint ventures.

2.3.2.2  South America - Ecuador

Work in Ecuador was directed entirely at IAMGOLD's 100%-owned Quimsacocha Project, located 40 km southwest of the city of Cuenca in southern Ecuador. Drilling resumed on the Loma Larga resource area, the Quimsacocha deposit, late in 2007 for purposes of metallurgical, geotechnical and geo-hydrological test work. Twenty-three DD holes, totaling 4,310 metres, were completed within the resource area during this campaign. Earlier in the year, two satellite target areas, Rio Falso Sur and Loma Tasqui, were drill-tested with a total of 9,742 metres of DD in thirty-six holes. In November, the Company agreed to relinquish 3,220 hectares of the Quimsacocha property position in cooperation with the Government's request to protect a regional watershed. The relinquished lands represented about 25% of the Quimsacocha concession block and were located outside of the known resource area. Community relations and public consultation programs are on-going and well advanced.

2.3.2.3  Greenfields Exploration and Development Expensed

(i)	Africa - Senegal

IAMGOLD maintains an exploration office in Dakar that serves as a Regional exploration office for West Africa. The Bambadji project, located in eastern Senegal near the international border with Mali, was joint-ventured with Randgold Resources Limited. Elsewhere, the Company carried out a 10,680 metre RC and 2,389 metre DD program on the Boto Project, and more drilling is planned for 2008.

(ii)	Africa - Tanzania

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project located in the Lake Victoria Goldfields of northern Tanzania. The Company controls more than 259 sq km at Buckreef, covering 40 km of strike of the Rwamagaza Greenstone belt. The Company continued with exploration and development work on the known resources and completed more than 32,700 metres in 325 RC drill holes and 1,896 metres in 26 DD in further evaluation of the known resources. In July, 2007, the Company announced an increase in the resource estimate for the Buckreef Project that incorporated the results of 37,734 metres of RC drilling and 1,876 metres of DD that had been completed over the preceding 11 months.

Portions of the belt have seen little modern exploration and are considered highly prospective for early stage exploration. To aid in the regional evaluation, more than 41,800 metres of AC drilling in 1,191 holes were completed in 2007 on ten regional targets. Follow-up exploration is planned for 2008 on two of the targets, together with additional early stage work. In addition to Buckreef, the Company has interests in five large concession blocks elsewhere in the Lake Victoria Goldfields, including a minority interest in the Nyakafuru Joint Venture with Resolute. On February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute for US$6.0 million in shares of Resolute and a retained royalty of US$10/oz on additional ounces discovered and attributable to the Company's former interest capped at an amount of US$3.75 million.

(iii)	South America - Brazil

Exploration was directed at several early-stage exploration projects located principally in the southernmost State of Rio Grande do Sul, and in the historically important Minas Gerais mining district. Both projects will be drill-tested in 2008. The Tocantins Joint Venture Project, located in central Brazil, is jointly held by IAMGOLD (55%) and Anglogold Ashanti (45%). The joint venture lands are currently under Option to joint venture with Australian-based Mundo Minerals Limited (Brazil).

(iv)	South America - Peru

Late in 2007, the Company announced its intention to divest the La Arena development project in northern Peru. This prompted renewed project generative activities and three new projects were added to the Peruvian exploration portfolio during the year.

(v)	South America - French Guiana

Limited field surveys were carried out on IAMGOLD concessions located about 20-25 km southwest of the Camp Caiman development project. The field work, in conjunction with compilation and re-interpretation of earlier exploration results, was carried out in anticipation of drill programs planned for 2008. With the denial of final permits by the French Government, the 2008 program may be redesigned if warranted.

(vi)	South America - Guyana

The Company's field activities were directed principally at the Eagle Mountain project, located about 200 km south southwest of the coastal capital city of Georgetown. A DD program was implemented on a large gold anomalous trend last drill-tested in 1999, and that campaign will carry over into 2008. At year-end, 936 meters of DD in nine holes had been completed. The Company continues to examine new opportunities in Guyana from an exploration office located in Georgetown.

(vii)	South America - Suriname

In cooperation with Rosebel mine, the Company is engaged in a multi-year exploration effort on the Rosebel concession holdings. Numerous large soil geochemistry surveys are on-going to evaluate the concessions and 3,100 metres of DD was completed on the Rosebel land position independent of the work described previously under Rosebel Gold Mine.

The Sara Creek project is situated in Brokopondo province about 80 km south southeast of Rosebel Gold Mine and 170 km south of the Capital of Paramaribo. The Company completed its earn-in obligations under an exploration option agreement and holds a 87.51% interest in the project. The first drill-test of the area was successfully carried out with the completion of a 3,370 metre DD program. The program is expected to continue into 2008 in conjunction with regional assessment of the 1,718 square km project area.

(viii)	Canada - Quebec

The Val-d'Or Regional exploration office was closed in mid-2007. The majority of the greenfields exploration portfolio was rationalized with the Company retaining a royalty or option for a future participation interest. Property positions were retained on the Company's wholly-owned Rouyn-Merger, Porcupine and Gemini-Turgeon projects located in the Abitibi region of northwest Quebec. A 924-metre DD hole program was completed at the end of the year on the Rouyn-Merger project. Future brownfield exploration in Quebec will be carried out from the Company's mine sites.

The Company maintains an interest in numerous joint ventures and inactive royalty interests in Quebec. Some of the more important ventures are the Noranda Camp Project with Xstrata, together with partner Alexis Minerals; the Galinee project with Metco Resources; the Val-d'Or camp properties with Alexandria Minerals; and Superior Diamonds exploration efforts on the company's Lesperance Project.

(ix)	Australia - Perth Office

The Perth office was closed early in 2007. All corporate and exploration functions were relocated to the Company's Corporate office in Toronto.

2.4	Legal and arbitration proceedings

The Company is subject to various litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, the outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required.

In particular, IAMGOLD is a party to arbitration proceedings initiated by EURO Ressources in connection with the participation right of EURO Ressources in the Rosebel gold mine in Suriname, which is indirectly 95% owned and operated by IAMGOLD, pursuant to a Participation Right Agreement dated May 16, 2002 (the "Rosebel Royalty"). EURO Ressources disputes IAMGOLD's determination of the Rosebel Royalty payable to EURO Ressources (and particularly the amount of the deduction relating to royalties due to the Government of Suriname or Grassalco) and initiated an arbitration procedure against IAMGOLD in May 2008.  Under this arbitration procedure, EURO Ressources requests (x) payment of an amount of approximately US$778,075 in relation to periods prior to June 30, 2008, and (y) confirmation that certain amounts payable to the Government of Suriname or Grassalco are not to be deducted for the purpose of the calculation of royalties payable in relation to future periods.  IAMGOLD has rejected (and rejects) these requests for which it considers there is no factual or contractual basis.

As of December 31, 2007 and June 30, 2008, the Company had not booked any provisions for pending litigations.

3.	FINANCIAL INFORMATION

3.1	Extract of consolidated financial information and accounts for 2007 and 2006 and for the six-month periods in 2007 and 2008

The data below are extracts of the consolidated annual financial statements of IAMGOLD for the 2007 and 2006 financial years and for the six-month periods ended June 30, 2007 and June 30, 2008. Such consolidated financial statements have been prepared in accordance with Canadian GAAP.

The consolidated annual financial statements of IAMGOLD for the 2007 and 2006 financial years have been audited without any reserves or observations by the auditors. The consolidated financial statements for the six-month periods ended June 30, 2007 and June 30, 2008 have been reviewed (but not audited) by the auditors.

Main items of the consolidated statement of earnings are the following:

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) - Audited	2006 (December 31) - Audited
Revenues	433.1	313.7	678.1	303.3
Earnings Before Items below	102.4	38.1	97.5	95.5
Other income (expense)	7.4	(0.7)	3.2	3.5
Foreign exchange	(1.8)	(0.8)	(1.9)	0.1
Interest expense	(0.1)	(0.9)	(1.3)	(0.7)
Non-hedge derivative gain (loss)	1.0	(0.5)	0.5	(0.1)
Other income	8.3	1.5	5.9	4.2
Impairment charges	-	(93.7)	(99.6)*	(1.6)
Non-controlling interest	(1.6)	(0.4)	(1.8)	(0.2)
Earnings before income and mining taxes	108.2	(56.7)	(0.7)	97.2
Income and mining taxes	(40.6)	(13.4)	(41.4)	(24.8)
Net Earnings (Loss) from continuing operations	67.6	(70.1)	(42.1)	72.4
Net Earnings from discontinued operations	-	-	-	0.1
Net Earnings (Loss)	67.6	(70.1)	(42.1)	72.5

* Includes $93.7 million related to an impairment in the value of the Mupane mine operations.

Main items of the consolidated balance sheets are the following:

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) – Audited	2006 (December 31) – Audited
Assets Working interests and Royalty interests	165.7	137.4	147.3	126.9
Mining Assets	1,000.5	991.4	1,024.0	1,050.7
Exploration and development	223.6	219.9	225.5	200.6
Goodwill	361.6	420.9	361.6	465.0
Other intangible assets	13.6	-	15.1	-
Other long-term Assets	119.1	74.0	88.4	83.8
Assets held for sale	-	-	-	33.1
Total Long-term Assets	1,884.1	1,843.6	1,861.9	1,960.1
Inventories	92.5	65.5	89.2	61.3
Receivables and other current assets	65.7	73.7	77.2	66.0
Current assets held for sale	-	-	-	17.9
Cash and cash equivalents and Gold bullion (at cost)	205.3	141.8	167.3	173.4
Total Current Assets	363.5	281.0	333.7	318.6
Total Assets	2,247.6	2,124.6	2,195.6	2,278.7

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) – Audited	2006 (December 31) – Audited
Liabilities and Shareholders’ Equity Shareholders' Equity	1,826,8	1,721,3	1,751.3	1,773.4
Non-Controlling Interest	10.2	4.1	8.6	3.7
Long-term debt	6.1	17.4	10.2	38.9
Accounts payables and accrued liabilities	129.4	112.7	127.7	119.7
Future income and mining tax liability	165.0	168.3	158.0	185.0
Asset retirement obligations	74.8	43.3	77.5	39.9
Other liabilities	35.3	57.5	62.3	118.1
Total Liabilities	410.6	399.2	435.7	501.6
Total Liabilities and Shareholders’ Equity	2,247.6	2,124.6	2,195.6	2,278.7

Main items of the consolidated statement of cash flows are the following:

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) – Audited	2006 (December 31) – Audited
Operating activities: Net earnings (loss) from continuing operations	67.6	(70.1)	(42.1)	72.4
Disbursements to defined benefit plans Disbursements to asset retirement obligations	- (3.9)	(2.1) (0.1)	(2.3) -	(7.2) -
Items not affecting cash Change in non-cash working capital	70.4 (16.5)	116.9 (13.9)	184.9 (23.4)	25.1 (15.1)
Cash flow from operating activities	117.6	30.7	117.1	75.2
Investing Activities
Mining assets and exploration and development	(65.0)	(54.2)	(120.1)	(25.8)
Asset sales	1.8	0.6	15.3	14.8
Other	(20.2)	0.2	(10.4)	23.3
Cash flow from (used in) investing activities	(83.4)	(53.4)	(115.2)	12.3
Financing Activities
Net debt	(4.0)	(21.9)	(29.2)	(17.3)
Common shares	14.2	2.1	5.1	11.5
Dividends paid	(17.6)	(17.6)	(17.6)	(8.9)
Other	(0.1)	0.1	0.3	(3.3)
Cash flow used in investing activities	(7.5)	(37.3)	(41.4)	(18.0)
Increase (decrease) in cash and cash equivalents from discontinued operations	-	28.5	28.5	(1.6)
Net increase (decrease) in cash and cash equivalents	26.7	(31.5)	(11.0)	67.9
Cash and cash equivalents, beginning of period	113.3	124.3	124.3	56.4
Cash and cash equivalents, end of period	140.0	92.8	113.3	124.3

3.2	Financing of the offer

IAMGOLD will fund its offer on Euro Ressources' shares through its existing cash reserves or credit facilities which will fully satisfy this commitment. The funding commitments under the existing credit facilities of IAMGOLD are subject to conditions that are common in commercial lending transactions of this kind.

3.3	Auditors' report

The auditors' report relating to the consolidated financial statements of IAMGOLD for the fiscal year ended December 31, 2007 is included in IAMGOLD annual report for 2007 (page 79), which is available on IAMGOLD's website on www.iamgold.com.

4.	ADDITIONAL INFORMATION

Additional information relating to IAMGOLD may be found on SEDAR at www.sedar.com and IAMGOLD's website at www.iamgold.com.

The information set forth in this document may change from time to time and IAMGOLD makes filings with SEDAR that may change such information.

5.	PERSONS RESPONSIBLE FOR THIS DOCUMENT

5.1	Name and position of IAMGOLD's relevant representatives

Joseph Conway, President and Chief Executive Officer

Gordon Stothart, Chief Operating Officer

5.2	Statement from the representatives of the Offeror

We hereby certify that this document, which was filed on October 2, 2008 and which will be released on October 3 2008 at the latest, namely the day before the opening of the offer, includes all the information on IAMGOLD as required by the provisions of Article 231-28 of the AMF General Regulations and by AMF Instruction no.2006-07 in relation to the takeover offer initiated by IAMGOLD for the shares in Euro Ressources.  To the best of our knowledge, this information is accurate and is not affected by any omissions that could alter its meaning.

Toronto, October 2, 2008